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February 22, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. David Link

Re:	Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 18, 2011 File No. 333-169486
Form 10-Q/A for Fiscal Quarter Ended September 30, 2010
- Filed January 18, 2011
Form 8-K/A filed January 18, 2011
File No. 000-53343

Dear Mr. Link:

     On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1 and an amended Form 8-K. The amended registration statement and Form 8-K have been marked to indicate changes from the previous Form S-1/A filed on January 18, 2011 and Form 8-K/A filed on January 18, 2011, respectively.

     The Company has responded to the Staff’s comment letter dated February 3, 2011 either by revising the registration statement and/or Form 8-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement and/or Form 8-K.

     The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the enclosed registration statement):

Amendment No. 3 to Registration Statement on Form S-1

Our Business, page 23

1. We reissue in part comment six of our letter dated December 28, 2010. Please identify the “major global and local retailers” with which you are “in discussions for potential contracts”, the status of such negotiations and any additional material information regarding such negotiations. In the alternative, remove the promotional disclosure regarding these negotiations.

In response to the Staff’s comment, the disclosure on page 32 has been revised as requested.

Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 22, 2011

2. We reissue comment seven of our letter dated December 28, 2010. We are unable to locate the changes you refer to in your supplemental response. Please revise the second paragraph on page 32 to disclose the percentage of your overall sales derived from the identified major retailers.

In response to the Staff’s comment, the disclosure on page 32 has been expanded as requested.

Competition, page 33

3. Please clarify the basis for your statement that you compete favorably with regard to product safety. For example, it is unclear whether you are implying that your competitors have not received the same certifications you describe in your added disclosure on page 33.

In response to the Staff’s comment, the Company supplementally advises the Staff that many of its competitors are small manufacturers and the Company believes that they do not hold the same certifications that it has. The Company has revised the registration statement on page 33 to clarify this point.

4. We note your statement in the third paragraph under Competition on page 33 that the company “believes its capacity to innovate is demonstrated by its relatively frequent new product launches, the rate of which it believes exceed the industry norm in China.” It is unclear what new products you have launched other than your high-PH bamboo shoots and whether this is the sole basis for the quoted statement. Please advise or revise to briefly describe past product launches providing the basis for this statement.

In response to the Staff’s comment, the Company supplementally advises the Staff that, besides the High PH bamboo shoot products, it recently launched a seasoned bamboo shoot product which is ready-to-eat and like a snack, and is currently evaluating the launch of new fuki-related products. The Company believes the rate of these new product releases exceeds the industry norm in China among its competitors.

Corporate Structure and History, page 39
Our Corporate History, page 39

5. Please reconcile your statement in the fifth paragraph of page 40 that “[b]efore the acquisition by Sino Oriental ... Cai Yangbo held 100% of the equity interest in Misaky on behalf of Zhan Youdai” with the statement in the sixth paragraph that “[o]n July 2, 2010, Cai Yangbo, the holder of a majority of the shares of Misaky”. It is unclear whether in the latter reference you mean 100% rather than just a majority of the shares.

In response to the Staff’s comment, the disclosure on page 40 has been revised as requested.

Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 22, 2011

6. Please clarify the relationship of Mr. Cai Yangbo and Mr. Zhan Youdai before and after the exchange agreement between the company and Sino Oriental. For example, it remains unclear why an option agreement between Mr. Youdai and Mr. Yangbo would be necessary if Mr. Yangbo merely held the equity interest in Sino Oriental on behalf of Mr. Youdai pursuant to a trust-like arrangement. Moreover, it is unclear why Mr. Youdai would have to pay $84,981,327 to exercise such option when he was the beneficial owner of the exchanged shares.

In response to the Staff’s comment, the Company supplementally advises the Staff that the trust agreement between Mr. Zhan Youdai and Mr. Cai Yangbo was terminated immediately before the share exchange between the company and Sino Oriental took place; accordingly, after the share exchange pursuant to which Mr. Cai Yangbo became majority owner of the Company took place, Mr. Zhan Youdai was not the beneficial owner of Mr. Cai Yangbo’s shares. The option agreement between Mr. Zhan Youdai and Mr. Cai Yangbo was entered into when Mr. Zhan Youdai was no longer the beneficial owner of Mr. Cai Yangbo’s shares. The Company has added disclosure to the registration statement on page 40 to clarify this.

7. In this regard, we note your references to Mr. Cai Yangbo as the “majority shareholder” of Sino Oriental in various locations in your document, such as the first paragraph of page 17 and the first paragraph of page 41. Please clarify these references to clearly indicate the beneficial ownership of such shares.

In response to the Staff’s comment, the Company supplementally advises the Staff that the trust agreement between Mr. Cai Yangbo and Mr. Zhan Youdai through which Mr. Zhan Youdai had full power to direct the voting and disposition of such equity interest of Sino Oriental held by Mr. Cai Yangbo was terminated immediately before the share exchange between the Company and Sino Oriental. The option agreement was entered into after the trust agreement had terminated, and after the share exchange between the Company and Sino Oriental had been completed. Therefore, at the time when Mr. Cai Yangbo and Mr. Zhan Youdai entered into the option agreement on August 20, 2010, Mr. Zhan Youdai was not the beneficial owner of the equity interest of Sino Oriental held by Mr. Cai Yangbo. Accordingly, the Company respectfully submits that the existing disclosure is appropriate without revision; Mr. Cai Yangbo was the majority shareholder of record and in terms of beneficial ownership at and immediately after the exchange.

Cash Flows from Financing Activities, page 50

8. We reissue in part comment 17 of our letter dated December 28, 2010. Please quantify the terms “substantial amounts” and “significant amount” as used in the second full paragraph on page 52 to describe the restrictions on borrowing and asset sales provided in your financing agreements.

In response to the Staff’s Comment, the disclosure on page 52 has been revised as requested.

Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 22, 2011

Executive Compensation, page 60

9. Please revise to update your executive compensation disclosure through the fiscal year 2010.

In response to the Staff’s Comment, the disclosure on page 60 has been expanded as requested.

10. We reissue in part comment 19 of our letter dated December 28, 2010. Please revise to provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan and Mr. Zhang. Also, please provide disclosure regarding Mr. Zhang’s employment agreement with Fujian Yada Group and file it as an exhibit to your next amendment.

In response to the Staff’s Comment, the disclosure has been revised as requested on page 61, and Mr. Zhang’s employment agreement is filed as an exhibit to this amendment.

Employment Agreements, page 61

11. We note your added disclosure to the second paragraph under Employment Agreements on page 61 in response to comment 20 of our letter dated December 28, 2010. Please clarify whether Mr. Tsang has been awarded the options or whether they are still subject to Board approval. Furthermore, please file the 2010 Stock Incentive Plan as an exhibit to your next amendment.

In response to the Staff’s Comment, the disclosure has been clarified to state that Mr. Tsang was awarded the options by our Board on February 14, 2011.

Index to Financial Statements, page Q-1

12. Revise the index heading to indicate the financial statements are those of SMSA Palestine Acquisition instead of Fujian Yada Group.

In response to the Staff's comment, the index  has been revised as requested.

Exhibit 5.1 – Legality Opinion

13. Please revise your legality opinion to include your counsel’s determination that the securities covered by the opinion are “duly authorized” rather than “dully authorized”.

In response to the Staff’s comment, the opinion has been revised as requested.

Exhibit 23.2 - Accountant’s Consent

14. Advise your accountant to revise the consent to refer to the financial statements of SMSA Palestine Acquisition and to reflect the fact that the audit report is dual-dated.

In response to the Staff's comment, the consent  has been revised as requested.

Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 22, 2011

Form 8-K/A filed January 18, 2011

15. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff's comment, conforming changes have been made to the Form 8-K in the amendment filed concurrently herewith.

* * *

     We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

     If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures
Mr. Zhan Youdai
c:
Mr. Tsang Yin Chiu Stanley

Mr. Jamie Mercer

Mr. Alfred Chung